January 21, 2015

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

Response dated January 8, 2015

File No. 0-23245

Dear Mr. Spirgel:

This letter responds to the Staff’s request for additional information during a January 14, 2015 phone conversation with Carlos Pacho—Senior Assistant Chief Accountant, Ivette Leon—Assistant Chief Accountant, and Charles Eastman—Staff Accountant, related to the above referenced response letter submitted by Career Education Corporation (together with its subsidiaries, the “Company”) with respect to the Staff’s comments on the above referenced filing, specifically regarding the response to comment 2.

The following summarizes our analysis of the impact of the adjustment related to the recognition of revenue for students who have withdrawn from one of our institutions prior to completion of their program for each of the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 and the respective year-to-date periods. Based upon the quantitative results presented below as well as qualitative factors, we concluded that the impact to the results previously reported for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 is not material. Additionally, we noted the impact to each of our reporting segments for each of the quarters ended and concluded that the impact to the segments’ revenue and operating income (loss) for those periods was not material.

Career Education Corporation

Quarterly Impact of Change in Methodology Related to Revenue Recognition for Withdrawn Students

(dollars in thousands)

	Revenue
Period	As Reported (4)	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2014 (1)	$243,105	$(3,029)	$240,076	-1.2%
For the Quarter Ended June 30, 2014 (2)	$229,292	$(3,824)	$225,468	-1.7%
For the Year to Date Ended June 30, 2014 (2)	$470,659	$(6,831)	$463,828	-1.5%
For the Quarter Ended September 30, 2014 (3)	$227,452	$(2,547)	$224,905	-1.1%
For the Year to Date Ended September 30, 2014 (3)	$697,391	$(9,371)	$688,020	-1.3%

	Operating Expense
	As Reported (4)	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2014 (1)	$290,977	$(1,856)	$289,121	-0.6%
For the Quarter Ended June 30, 2014 (2)	$262,628	$(3,167)	$259,461	-1.2%
For the Year to Date Ended June 30, 2014 (2)	$545,886	$(5,010)	$540,876	-0.9%
For the Quarter Ended September 30, 2014 (3)	$272,320	$(2,139)	$270,181	-0.8%
For the Year to Date Ended September 30, 2014 (3)	$814,298	$(7,144)	$807,154	-0.9%

	Operating Loss
	As Reported (4)	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2014 (1)	$(47,872)	$(1,172)	$(49,044)	2.4%
For the Quarter Ended June 30, 2014 (2)	$(33,336)	$(656)	$(33,992)	2.0%
For the Year to Date Ended June 30, 2014 (2)	$(75,227)	$(1,821)	$(77,048)	2.4%
For the Quarter Ended September 30, 2014 (3)	$(44,868)	$(408)	$(45,276)	0.9%
For the Year to Date Ended September 30, 2014 (3)	$(116,907)	$(2,227)	$(119,134)	1.9%

(1)	As reported within CEC’s 1st quarter Form 10-Q filed with the SEC on May 8, 2014.
(2)	As reported within CEC’s 2nd quarter Form 10-Q filed with the SEC on August 7, 2014.
(3)	As reported within CEC’s 3rd quarter Form 10-Q filed with the SEC on November 6, 2014.
(4)	As reported includes those campuses that were reported within continuing operations at each reporting date specified.

*     *     *     *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (847) 585-2125 if you have any questions regarding the above responses. In addition, please direct any future email transmissions concerning the Letter to the following email address: rsimpson@careered.com.

Very truly yours,

/s/ Reid E. Simpson
Reid E. Simpson
Senior Vice President and Chief Financial Officer

cc:	Scott W. Steffey

Jeffrey D. Ayers

Michele A. Peppers

Michele R. Chaffee